Exhibit 99.1

Renren Announces Unaudited First Quarter 2016 Financial Results

BEIJING, China, June 8, 2016 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•	Total net revenues were US$10.8 million, a 29.2% increase from the corresponding period in 2015.

—	Advertising and IVAS net revenues were US$6.1 million, a 24.8% decrease from the corresponding period in 2015.
—	Financing income was US$4.7 million, compared to US$0.2 million in the corresponding period of 2015.

•	Gross profit was US$2.4 million.

•	Operating loss was US$19.2 million, compared to an operating loss of US$27.8 million in the corresponding period in 2015.

•	Net loss attributable to the Company was US$23.2 million, compared to a net loss of US$23.8 million in the corresponding period in 2015.

•	Adjusted net loss(1) (non-GAAP) was US$15.9 million, compared to an adjusted net loss of US$17.6 million in the corresponding period in 2015.

(1)	Adjusted net income (loss) is a non-GAAP measure that is defined as net income (loss) excluding share-based compensation expenses and amortization of intangible assets. See “About Non-GAAP Financial Measures” below.

First Quarter 2016 Results(2)

Total net revenues for the first quarter of 2016 were US$10.8 million, representing a 29.2% increase from the corresponding period in 2015.

Advertising and IVAS net revenues were US$6.1 million, representing a 24.8% decrease from the corresponding period of 2015. Advertising revenues were US$0.7 million for the first quarter of 2016, a 72.2% decrease from the corresponding period of 2015. The decrease was due to increasing competition and the continuing migration of our traffic to mobile. Internet Value-Added Services (IVAS) revenues were US$5.4 million, representing a 5.6% decrease from the corresponding period in 2015. The decrease was mainly due to decreased revenue from VIP memberships and third party application developer revenues on the Renren platform. Monthly unique log-in users decreased from approximately 46 million in March 2015 to approximately 37 million in March 2016.

Financing income was US$4.7 million for the first quarter of 2016, compared to US$0.2 million in the corresponding period of 2015. The increase was in line with the increase of financing receivable from US$12.7 million as of March 31, 2015 to US$170.6 million as of March 31, 2016.

Cost of revenues was US$8.4 million, a 7.7% increase from the corresponding period of 2015.

Operating expenses were US$21.5 million, a 23.9% decrease from the corresponding period of 2015.

Selling and marketing expenses were US$4.6 million, a 39.1% decrease from the corresponding period of 2015. The decrease was primarily due to a decrease in advertising expenses, headcount reductions, and a decrease in personnel related expense.

Research and development expenses were US$5.3 million, a 39.0% decrease from the corresponding period in 2015. The decrease was primarily due to headcount reductions and a decrease in personnel related expense.

General and administrative expenses were US$11.6 million, a 3.2% decrease from the corresponding period in 2015.

Share-based compensation expenses, which were all included in operating expenses, were US$7.2 million, compared to US$6.2 million in the corresponding period in 2015.

Operating loss was US$19.2 million, compared to an operating loss of US$27.8 million in the corresponding period in 2015.

Realized loss on short-term investments was US$0.1 million, compared to a gain of US$1.1 million in the corresponding period in 2015.

Loss in equity method investments was US$11.9 million, compared to earnings of US$0.5 million in the corresponding period in 2015.

Net loss attributable to the Company was US$23.2 million, compared to a net loss of US$23.8 million in the corresponding period in 2015.

Adjusted net loss (non-GAAP) was US$15.9 million, compared to an adjusted net loss of US$17.6 million in the corresponding period in 2015. Adjusted net loss is defined as loss excluding share-based compensation expenses and amortization of intangible assets.

(2)	On November 19, 2015, the board of directors of the Company (the "Board") approved the disposition of the games business of the Company, based on the Company’s strategic decision to focus on its core social networking and internet finance businesses. The disposition was completed in March 2016. The operational results of the games business for the three months ended March 31, 2015, December 31, 2015, and March 31, 2016, have been excluded from the Company’s financial results from continuing operations and have been separately presented under discontinued operations.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$13 million to US$15 million in the second quarter of 2016, representing a 25.2%
 to 44.5% year-over-year increase. This forecast reflects Renren's current and preliminary view, which is subject to change.

Conference Call Information

Due to the receipt of a non-binding proposal to acquire the Company, the Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily consumer financing and auto financing. Renren.com and our renren mobile application had approximately 232 million activated users as of March 31, 2016. Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the second quarter of 2016 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	March 31,
per share, ADS, and per ADS data)	2015	2016

ASSETS

Current assets:
Cash and cash equivalents	$56,226	$76,076
Restricted Cash	122,316	22,348
Short-term investments	2,619	2,061
Accounts and notes receivable, net	4,044	3,471
Financing receivable, net	144,457	159,572
Prepaid expenses and other current assets	50,321	54,083
Amounts due from related parties	16,484	11,321
Current assets held for sale	7,471	—
Total current assets	403,938	328,932

Non-current assets:
Long-term financing receivable, net	15,273	11,061
Property and equipment, net	33,289	32,520
Long-term investments	810,990	812,963
Other non-current assets	2,313	2,207
Non-current assets held for sale	2,030	—

Total non-current assets	863,895	858,751

TOTAL ASSETS	$1,267,833	$1,187,683

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,031	$3,431
Short-term debt	106,919	7,947
Accrued expenses and other current liabilities	29,731	28,878
Payable to investors	48,893	114,173
Amounts due to related parties	36	—
Deferred revenue and advance from customers	3,885	4,874
Income tax payable	6,118	6,712
Current liabilities held for sale	8,138	—
Total current liabilities	208,751	166,015

Non-current liabilities:
Long-term debt	122,072	98,676
Other non-current liabilities	7,622	8,616
Total non-current liabilities	129,694	107,292

TOTAL LIABILITES	338,445	273,307

Shareholders' Equity:
Class A ordinary shares	714	716
Class B ordinary shares	305	305
Additional paid-in capital	1,243,083	1,250,556
Statutory reserves	6,712	6,712
Accumulated deficit	(357,394)	(380,544)
Accumulated other comprehensive income	37,124	36,631

Total Renren Inc. shareholders' equity	930,544	914,376

Noncontrolling Interests	(1,156)	—

TOTAL EQUITY	929,388	914,376

TOAL LIABILITIES AND EQUITY	$1,267,833	$1,187,683

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	March 31,	December 31,	March 31,
per shares, ADS, and per ADS data)	2015	2015	2016

Net revenues
Advertising and IVAS	$8,109	$8,208	$6,098
Financing income	232	5,363	4,681
Total net revenues	8,341	13,571	10,779

Cost of revenues	(7,816)	(13,794)	(8,414)

Gross profit (loss)	525	(223)	2,365

Operating expenses:
Selling and marketing	(7,582)	(6,731)	(4,619)
Research and development	(8,758)	(6,379)	(5,339)
General and administrative	(11,973)	(15,711)	(11,584)

Total operating expenses	(28,313)	(28,821)	(21,542)

Loss from operations	(27,788)	(29,044)	(19,177)

Other income (expense)	215	(7,837)	2,932
Exchange loss on offshore bank accounts	(44)	(50)	—
Interest income	1,496	351	238
Interest expense	—	(2,041)	(3,279)
Realized gain (loss) on short-term investments	1,116	(677)	(117)
Impairment of equity method investments	—	(4,258)	—
Loss before provision of income tax, earnings (loss) in equity method investments and noncontrolling interest, net of income tax	(25,005)	(43,556)	(19,403)
Income tax (expenses) benefit	(709)	1,361	(582)

Loss before earnings (loss) in equity method investments and noncontrolling interest, net of income tax	(25,714)	(42,195)	(19,985)
Earnings (loss) in equity method investments, net of income tax	517	(10,593)	(11,866)
Loss from continuing operations	(25,197)	(52,788)	(31,851)

Discontinued operation
Income (loss) from operations of discontinued operations, net of income tax	1,371	(1,356)	391
Gain on deconsolidation of the subsidiaries, net of income tax	—	—	8,310
Income (loss) from discontinued operations, net of income tax	1,371	(1,356)	8,701

Net loss	(23,826)	(54,144)	(23,150)
Net loss attributable to noncontrolling interests	75	1,181	—

Net loss attributable to Renren Inc.	$(23,751)	$(52,963)	$(23,150)

Net loss per share from continuing operations attributable to Renren Inc.shareholders:
Basic	$(0.02)	$(0.05)	$(0.03)
Diluted	$(0.02)	$(0.05)	$(0.03)
Net income (loss) per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	$0.00	$(0.00)	$0.01
Diluted	$0.00	$(0.00)	$0.01
Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.02)	$(0.05)	$(0.02)
Diluted	$(0.02)	$(0.05)	$(0.02)
Net loss attributable to Renren Inc. shareholders per ADS:
Basic	$(0.07)	$(0.16)	$(0.07)
Diluted	$(0.07)	$(0.16)	$(0.07)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,022,342,445	1,018,834,245	1,020,390,797
Diluted	1,022,342,445	1,018,834,245	1,020,390,797
Weighted average number of shares used in calculating net income (loss) per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,022,342,445	1,018,834,245	1,020,390,797
Diluted	1,027,130,756	1,018,834,245	1,032,344,050

 Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

 Adjusted net loss

	For the Three Months Ended
(Amounts in US dollars, in thousands)	March 31,	December 31,	March 31,
	2015	2015	2016

Net loss	$(23,826)	$(54,144)	$(23,150)
Add back: Shared-based compensation expenses	6,194	10,961	7,204
Add back: Amortization of intangible assets	—	32	21
Adjusted net loss	$(17,632)	$(43,151)	$(15,925)